FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of June 2013

SANTANDER UK PLC
(Translation of registrant's name into English)

2 Triton Square, Regent’s
Place, London NW1 3AN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

20 June 2013

SANTANDER UK PLC

(“Santander UK”)

STATEMENT ON RELEASE OF FINANCIAL POLICY COMMITTEE (“FPC”) CAPITAL EXERCISE RESULTS

Santander UK welcomes the publication of the results of the FPC capital exercise on eight UK banks and building societies by the Prudential Regulation Authority (“PRA”).  The PRA Board does not require Santander UK to take any capital raising measures as a result of the exercise.

The PRA assessment covered asset valuation, future conduct costs and calculation of risk weighted assets.  The output of the exercise is the PRA’s analysis on Santander UK’s published capital position as at 31 December 2012.

Santander UK reported a CRD IV end-point core equity ratio of 11.1% as at 31 December 2012.  This equates to the PRA published ratio of 10.4%, which for methodological reasons did not include part of Santander UK’s audited profits for 2012.

The RWA adjustment to reflect a more prudent calculation of risk weights of £5.6bn has been mitigated by the introduction of a revised advanced internal ratings based model for residential mortgages.  Using this model output would, Santander UK estimates, have given a lower RWA adjustment of £4.0bn.

Stephen Jones, Chief Financial Officer, said: “We welcome the publication of the results of the FPC capital exercise.  Santander UK is one of the strongest and best capitalised banks on the high street with a low risk and UK centric business model.  We are pleased to note that the PRA Board does not consider additional capital raising measures necessary for us as a result of the exercise.  Santander UK has a robust internal stress testing programme and meets regularly with regulators to discuss capital plans.”

- Ends -

For further details, please contact:

Anthony Frost	(Head of UK Communications)	020 7756 6284
James S. Johnson	(Head of Investor Relations)	020 7756 5014
For more information contact:	ir@santander.co.uk

Additional information about Santander UK and Banco Santander, S.A. (‘Banco Santander’)

Santander UK is a subsidiary of Banco Santander (SAN.MC, STD.N).

Santander UK is a leading financial services provider in the UK and offers a wide range of personal and commercial financial products and services. With 1,187 branches (including agencies), 36 regional Corporate Business Centres and c. 24,000 employees (on a group basis), Santander UK serves more than 15 million customers at 31 March 2013.

Banco Santander has a standard listing of its ordinary shares on the London Stock Exchange and Santander UK continues to have its preference shares listed on the London Stock Exchange. Nothing in this announcement constitutes or should be construed as constituting a profit forecast.

Further information about Santander UK is available at the group’s website: www.aboutsantander.co.uk

Disclaimer

Santander UK and Banco Santander both caution that this announcement may contain forward-looking statements. Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, contain a safe harbour for forward-looking statements on which we rely in making such statements in documents filed with the U.S. Securities and Exchange Commission (‘SEC’). Such forward-looking statements are found in various places throughout this press release. Words such as “believes”, “anticipates”, “expects”, “intends”, “aims” and “plans” and other similar expressions are intended to identify forward looking statements, but they are not the exclusive means of identifying such statements. Forward-looking statements include, without limitation, statements concerning our future business development and economic performance. These forward looking statements are based on management’s current expectations, estimates and projections and both Santander UK and Banco Santander caution that these statements are not guarantees of future performance. We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. Factors that may affect Santander UK’s operations are described under ‘Risk Factors’ in Santander UK’s Annual Report and Accounts on Form 20-F for 2012. A more detailed cautionary statement is also given on page 336 of Santander UK’s Annual Report and Accounts on Form 20-F for 2012. When relying on forward-looking statements to make decisions with respect to Santander UK or Banco Santander, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, future share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior quarter.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC

Dated: 20 June 2013	By / s / Jessica Petrie (Authorised Signatory)